SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2010
Commission File Number	001-31395
Canadian Superior Energy Inc.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Interim Financial Statements for the three months ended March 31, 2010.
2.	Management's Discussion and Analysis for the three months ended March 31, 2010.
3.	Canadian Form 52-109F2 Certification of Interim Filings – CEO.
4.	Canadian Form 52-109F2 Certification of Interim Filings – CFO.

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-3 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 21, 2010 (File No. 333-166209).

Document 1

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(unaudited)
	March 31 2010	December 31 2009
(CDN$ thousands)
Assets (note 6)
Current
Cash and cash equivalents	22,444	3,305
Restricted cash (note 12)	21,643	22,274
Accounts receivable	11,537	14,164
Fair value of financial instruments (note 11)	2,637	--
Prepaid expenses and deposits	3,048	3,270
	61,309	43,013
Long term portion of prepaid expenses and deposits	674	878
Property, plant and equipment, net (notes 3, 4, 5)	250,354	247,941
	312,337	291,832

Liabilities
Current
Accounts payable and accrued liabilities	15,341	28,236
Stock unit awards (note 8)	122	55
Revolving credit facility (note 6)	80	24,067
	15,543	52,358
Convertible preferred shares (note 7)	15,016	15,301
Asset retirement obligations	14,689	13,978
	45,248	81,637
Contingencies and commitments (note 12) Subsequent events (note 13)

Shareholders' Equity
Share capital (note 8)	339,363	280,561
Equity portion of preferred shares (note 7)	12,682	1,969
Warrants (notes 7, 8)	351	76
Contributed surplus (note 8)	27,207	26,923
Deficit	(112,514)	(99,334)
	267,089	210,195
	312,337	291,832
See accompanying notes to the unaudited consolidated financial statements

On behalf of the Board,

(Signed) “Marvin Chronister”	(Signed) “Kerry Brittain”
Marvin Chronister	Kerry Brittain
Director	Director

Canadian Superior Energy Inc.	Q1 2010 FS	Page 1

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(unaudited)
For the three months ended March 31	2010	2009
(CDN$ thousands, except per share amounts)
Revenue and other income
Petroleum and natural gas sales	10,174	9,980
Transportation	(277)	(188)
Royalties	(1,506)	(1,479)
	8,391	8,313
Gain on financial instruments (note 11)	2,847	--
	11,238	8,313
Interest and other income	39	383
	11,277	8,696

Expenses
Operating	2,876	3,451
General and administrative	2,573	2,919
Depletion, depreciation and accretion	7,028	9,320
Stock based compensation (note 8)	323	719
Interest on preferred shares	258	372
Interest on credit facility	53	553
Foreign exchange loss	128	232
Loss on exchange of preferred shares (note 7)	172	--
Bad debt expense	30	57
Restructuring costs	--	2,740
Loss on investment	--	162
Loss on abandonment	--	245
	13,441	20,770
Loss before income taxes	(2,164)	(12,074)
Future income tax recovery	--	(3,088)
Net loss and comprehensive loss	(2,164)	(8,986)
Deficit, beginning of period	(99,334)	(46,013)
Incremental equity on exchange of preferred shares (notes 7,8)	(11,016)	--
Deficit, end of period	(112,514)	(54,999)
Basic and diluted loss per share (note 8)	($0.01)	($0.05)
See accompanying notes to the unaudited consolidated financial statements

Canadian Superior Energy Inc.	Q1 2010 FS	Page 2

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)
For the three months ended March 31	2010	2009
(CDN$ thousands)
Cash provided by (used in):
Operating
Net loss	(2,164)	(8,986)
Items not involving cash:
Depletion, depreciation and accretion	7,028	9,320
Stock based compensation	323	719
Accretion expense on preferred shares	65	136
Unrealized gain on financial instruments	(2,637)	--
Future income tax recovery	--	(3,088)
Unrealized foreign exchange (gain) loss on preferred shares	(522)	596
Unrealized foreign exchange loss on restricted cash	631	--
Loss on exchange of preferred shares	172	--
Loss on investment	--	162
Shares received for interest on bridge facility	--	(258)
Loss on abandonment	--	245
Asset retirement expenditures	--	(257)
	2,896	(1,411)
Changes in non-cash working capital (note 10)	(5,466)	6,631
	(2,570)	5,220

Financing
Issue of common shares, net of share issue costs	58,802	(77)
Revolving credit facility repayments	(23,987)	(9,300)
Changes in non-cash working capital (note 10)	--	(832)
	34,815	(10,209)

Investing
Exploration and development expenditures	(8,730)	(21,924)
Exploration and development divestitures (note 4)	--	9,062
Change in non-cash working capital (note 10)	(4,376)	22,501
	(13,106)	9,639
Increase in cash and cash equivalents	19,139	4,650
Cash and cash equivalents, beginning of period	3,305	5,994
Cash and cash equivalents, end of period	22,444	10,644
See accompanying notes to the unaudited consolidated financial statements

Canadian Superior Energy Inc.	Q1 2010 FS	Page 3

CANADIAN SUPERIOR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2010
(unaudited)
(All tabular amounts in CDN$ thousands, except where otherwise noted)

1.     Nature of operations and basis of presentation

a)      Nature of operations

Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas, with operations in Western Canada, offshore the Republic of Trinidad and Tobago and North Africa. The Company is also engaged in a proposed development of a liquefied natural gas project in U.S. federal waters offshore New Jersey (the “LNG Project”).

b)      Basis of presentation

The Company’s consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“GAAP”) which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

2.     Summary of accounting policies

These unaudited interim consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with Canadian GAAP, following the same accounting policies and methods of computation as the audited consolidated financial statements of Canadian Superior for the year ended December 31, 2009. In these financial statements, certain disclosures that are required to be included in the notes to the December 31, 2009 audited consolidated financial statements, have been condensed or omitted.  These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2009.

3.     Business combination

On September 15, 2009, the Company completed the acquisition of Challenger Energy Corp. (“Challenger”) for consideration of approximately 27.7 million common shares of Canadian Superior. The acquisition of Challenger allowed the Company to sell a 45% interest in Block 5(c) to BG International Limited (“BG”) for sufficient proceeds to satisfy its creditor claims, thereby allowing the Company to emerge successfully from protection under the Companies’ Creditors Arrangement Act (“CCAA”). It also ensured the Company retained a 25% interest in Block 5(c). The Company acquired control of Challenger through the execution of a court and shareholder approved CCAA plan of arrangement.  The Company recorded a gain on corporate acquisition due to the fair value of the net identifiable assets and liabilities assumed by the Company exceeding the total consideration paid.  The purchase price for this transaction has been allocated as follows:

Consideration
Common shares (27,728,346)	22,183

Net assets received at fair value
Cash	215
Working capital	(53,244)
Property, plant and equipment	86,950
Asset retirement obligation	(3,068)
Warrants	(147)
30,706
Gain on corporate acquisition	(8,523)
22,183

Canadian Superior Energy Inc.	Q1 2010 FS	Page 4

4.     Dispositions

a)      Trinidad Block 5(c)

On June 30, 2009, BG gave notice to the Company of its intent to exercise a right of first refusal in respect of the agreement of purchase and sale dated June 1, 2009 between the Company and Centrica Resources Limited.  On September 15, 2009, the Company completed the sale to BG of an undivided 45% of the Company’s 70% interest in Block 5(c) Trinidad for gross proceeds of US$142.5 million. The sale was executed as part of the Company’s CCAA plan of arrangement.

Proceeds from disposition
Cash	155,377
Transaction costs	(8,733)
Net proceeds	146,644

Net assets disposed at carrying value
Property, plant and equipment	(116,530)
Asset retirement obligation	5,522
Net assets	(111,008)
Gain on disposition	35,636

b)      Western Canada gross overriding royalty and seismic data

On February 18, 2009, the Company sold gross overriding royalties and seismic data in Western Canada for proceeds of $9.1 million of which $7.5 million of the proceeds were applied as a permanent reduction to the Company’s credit facility with its former bank.

5.     Property, plant and equipment, net

	March 31, 2010			December 31, 2009
	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and Gas
Canada	405,238	(252,530)	152,708	399,954	(245,884)	154,070
Trinidad	70,599	--	70,599	69,998	--	69,998
United States	22,811	--	22,811	19,739	--	19,739
Libya/Tunisia	3,758	--	3,758	3,558	--	3,558
	502,406	(252,530)	249,876	493,249	(245,884)	247,365
Corporate assets	1,559	(1,081)	478	1,570	(994)	576
Total PP&E	503,965	(253,611)	250,354	494,819	(246,878)	247,941

The calculation of depletion and depreciation included an estimated $13.2 million (March 31, 2009 - $12.5 million) for future development capital associated with proven undeveloped reserves and excluded $106.2 million (March 31, 2009 - $140.8 million) related to unproved properties and projects under construction or development.  Of the costs excluded $9.0 million (March 31, 2009 - $22.7 million) relates to Western Canada, nil (March 31, 2009 - $5.5 million) to East Coast Canada, $70.6 million (March 31, 2009 - $95.8 million) to Trinidad and Tobago, $22.8 million (March 31, 2009 – $14.1 million) to the LNG Project and $3.8 million (March 31, 2009 – $2.7 million) for offshore Libya/Tunisia.

During the three months ended March 31, 2010, the Company capitalized $3.8 million of general and administrative expenses (March 31, 2009 - $2.7 million) related to exploration and development activities.

At March 31, 2010, the Company applied a ceiling test to its petroleum and natural gas properties. The application of this test required no adjustment to the carrying value of the Company’s Canadian petroleum and natural gas properties. At December 31, 2009, the application of the ceiling test required an impairment adjustment of $57.5 million to the carrying value of the Company’s Canadian petroleum and natural gas properties.

Canadian Superior Energy Inc.	Q1 2010 FS	Page 5

6.     Revolving credit facility

As at March 31, 2010, the Company had drawn $0.1 million (December 31, 2009 - $24.1 million) against the $40.0 million (December 31, 2009 - $40.0 million) demand revolving credit facility (the “Credit Facility”) at a variable interest rate of prime plus 0.25% (December 31, 2009 – prime plus 0.75%). The Credit Facility is secured by a $100.0 million debenture with a floating charge on the assets of the Company and a general security agreement covering all the assets of the Company. The Credit Facility has covenants, as defined in the Company’s credit agreement, that require the Company to maintain its working capital ratio at 1:1 or greater and to ensure that non-domestic general and administrative expenditures in excess of $7.0 million per year and all foreign capital expenditures are not funded from the Credit Facility nor domestic cash flow while the Credit Facility is outstanding. The Company is subject to the full annual review of the Credit Facility by May 31, 2010. The Company’s bank has indicated that renewal of the existing limit is in process.

7.     Convertible preferred shares

On February 3, 2010, the Company restructured the terms of the Series A, 5.0% US Cumulative Redeemable Convertible Preferred Shares (the “Series A Shares”). Pursuant to the terms of the restructuring, the Series A Shares were exchanged on a share for share basis for 150,000 First Preferred Shares, Series B shares (the “Series B Shares”) pursuant to which the redemption date was extended from December 31, 2010 to December 31, 2011 and the conversion price was reduced from US$2.50 to US$0.60. The terms of the dividend payment under the Series B Shares remain unchanged from the Series A Shares whereby the Company can elect to pay the quarterly dividend by way of issuance of common shares at market, based on a 5.75% annualized dividend rate in lieu of the 5.0% annualized cash dividend rate. In addition, the Company granted 2,500,000 common share purchase warrants exercisable at a price of US$0.65 for each common share and expiring December 31, 2011. The Company can force conversion of the Series B Shares at anytime in the future if its common shares close at a price of at least a 100% premium to the conversion price of US$0.60 on a major US exchange for 20 out of any 30 consecutive trading days while the common shares underlying the Series B Shares are registered.

The Company recorded the exchange of the Series A Shares for the Series B Shares as a deemed settlement of the Series A Shares. The liability component of the Series B Shares was recorded at their new fair value based on the revised terms. The increase in the liability of $0.2 million on February 3, 2010, was charged to earnings during the three months ended March 31, 2010. The incremental equity attributable to the change in the conversion feature and the issuance of common share purchase warrants has been recorded as a capital transaction resulting in an increase in the carrying value of the equity component of $10.7 million and an increase to warrants of $0.3 million with an offset of $11.0 million to the Company’s deficit.

During the three months ended March 31, 2010 and 2009, the Company elected to pay cash as opposed to common shares to satisfy its preferred shares quarterly dividend requirements.

The following table summarizes the carrying value of the liability and equity component of the convertible preferred shares:

	Liability component	Equity component
Balance, December 31, 2008	17,194	2,320
Foreign exchange	(2,395)	--
Accreted non-cash interest	502	--
Expired warrants	--	(351)
Balance, December 31, 2009	15,301	1,969
Loss on exchange of shares	172	--
Incremental equity on exchange of shares	--	10,713
Foreign exchange	(522)	--
Accreted non-cash interest	65	--
Balance, March 31, 2010	15,016	12,682

Canadian Superior Energy Inc.	Q1 2010 FS	Page 6

8.      Share capital

(a)      Authorized

   Unlimited number of common shares, no par value.

   Unlimited number of preferred shares, no par value.

(b)      Common shares and warrants issued

	March 31, 2010		December 31, 2009
	Number(#)	Amount($)	Number(#)	Amount($)
Share capital, beginning of period	197,057	280,561	168,645	261,845
Issued upon private placement	114,424	59,501	--	--
Issued upon acquisition of Challenger	--	--	27,728	22,183
Issued upon the exercise of warrants	--	--	153	146
Issued for preferred share dividend	--	--	531	453
Issue costs, net of future tax reduction	--	(699)	--	(66)
Tax benefits renounced on flow-through shares	--	--	--	(4,000)
Share capital, end of period	311,481	339,363	197,057	280,561

Warrants, beginning of period	4,125	76	4,375	3,946
Issued in exchange of preferred shares	2,500	303	--	--
Assumed upon acquisition of Challenger	--	--	9,925	147
Exercised in exchange for common shares	--	--	(300)	(71)
Expired	(3,925)	(28)	(9,875)	(3,946)
Warrants, end of period	2,700	351	4,125	76

On January 19, 2010, the Company completed a private placement of 114,424,238 common shares at $0.52 per share for gross proceeds of $59.5 million.

On February 3, 2010, as part of the exchange of the preferred shares, the Company issued 2,500,000 common share purchase warrants exercisable at a price of US$0.65 for each common share and expiring December 31, 2011.

On September 15, 2009, the Company issued 27,728,346 common shares to acquire Challenger. As part of the transaction, the Company assumed 9,925,000 purchase warrants which are exercisable at a proportionally adjusted exercise price for that portion of a common share of Canadian Superior. The warrants have an exercise price ranging from $0.05 to $4.40 per purchase warrant. As at March 31, 2010, 200,000 of the assumed purchase warrants remain outstanding, 9,425,000 have expired and 300,000 were exercised.

        (c)      Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants.  The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in increments over a three year period.  An option’s maximum term is ten years.

	March 31, 2010		December 31, 2009
	Number of options(#)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
Balance, beginning of period	9,889	1.82	16,456	2.38
Cancelled	--	--	(6,687)	2.27
Forfeited	(516)	1.13	(4,458)	2.21
Granted	65	0.62	4,578	0.66
Balance, end of period	9,438	1.84	9,889	1.82

Canadian Superior Energy Inc.	Q1 2010 FS	Page 7

8.     Share capital (continued)

The following table summarizes stock options outstanding under the plan at March 31, 2010:

	Options outstanding			Options exercisable
Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.60-1.00	4,082	9.62	0.64	--	--
1.01-1.50	190	2.41	1.44	190	1.44
1.51-2.00	486	4.57	1.78	486	1.78
2.01-2.50	1,348	6.29	2.28	1,348	2.28
2.51-3.00	932	7.49	2.75	907	2.75
3.01-3.50	1,775	7.88	3.18	1,142	3.19
3.51-3.80	625	7.92	3.80	408	3.80
0.60-3.80	9,438	8.09	1.84	4,481	2.66

(d)      Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan.  Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

The following table reconciles the Company’s contributed surplus:

	March 31, 2010	December 31, 2009
Balance, beginning of period	26,923	19,624
Issuance of stock options	256	3,002
Expired warrants	28	4,297
Balance, end of period	27,207	26,923

The fair value of options granted during the period was estimated based on the date of grant using a Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	Three months ended March 31 2010	Twelve months ended December 31 2009
Risk free interest rate (%)	2.5	2.7
Expected life (years)	5.0	5.0
Expected dividend yield (%)	--	--
Expected volatility (%)	78.6	78.1
Weighted average fair value of options granted ($)	0.40	0.41

(e)      Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company.  The Company purchased approximately 123,362 shares under the ESSP during the three months ended March 31, 2010 (March 31, 2009 – 130,589).

Canadian Superior Energy Inc.	Q1 2010 FS	Page 8

8.     Share capital (continued)

(f)      Stock unit awards

The Company issued 1,544,000 stock unit awards to members of the Board of Directors. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company. The units vest at the earlier of the last business day of the calendar year in which the third anniversary of the grant date occurs or the date the Company incurs a change of control. The units vest ratably in the event a director leaves the Board for any reason. If subsequent to the grant date, the shareholders of the Company approve an equity compensation plan under which the stock units may be paid with common shares of the Company, then the Board may determine that the units may be paid in cash or common shares.  At March 31, 2010, the Company recorded a liability of $0.1 million to recognize the fair value of the vested stock units (December 31, 2009 - $0.1 million).

(g)      Basic and diluted loss per share

Three months ended March 31	2010	2009
(thousands, except per share amounts)
Weighted average common shares
Basic and diluted	287,326	168,645
Basic and diluted loss per share	($0.01)	($0.05)

For the calculation of diluted loss per share the Company excluded the following securities that are anti-dilutive:

Three months ended March 31	2010	2009
(thousands)
Stock options	9,438	15,614
Convertible preferred shares – Series A	--	6,000
Convertible preferred shares – Series B	25,000	--
Warrants	2,700	4,375

9.     Capital disclosures

The Company’s primary objectives in managing its capital structure are to:

•	Maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk;
•	Maintain sufficient liquidity to support ongoing operations, capital expenditure programs, strategic initiatives, and the repayment of debt obligations when due; and
•	Maximize shareholder returns

The Company manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of the Company’s underlying assets and operations. The Company monitors metrics such as the Company’s debt-to-equity and debt-to-cash flow ratios, among others to measure the status of its capital structure. The Company has not established fixed quantitative thresholds for such metrics. Depending on market conditions, the Company’s capital structure may be adjusted by issuing or repurchasing shares, issuing or repurchasing debt, refinancing existing debt, modifying capital spending programs and disposing of assets.

Canadian Superior Energy Inc.	Q1 2010 FS	Page 9

9.     Capital disclosures (continued)

The Company’s capital structure consists of the following:

	March 31, 2010	December 31, 2009
Working Capital	(45,766)	9,345
Convertible preferred shares	15,016	15,301
Share capital	339,363	280,561
Equity portion of preferred shares	12,682	1,969
Warrants	351	76
Contributed surplus	27,207	26,923
Deficit	(112,514)	(99,334)
Total Capital	236,339	234,841

10.   Supplemental cash flow information

a)   Changes in non-cash working capital

Three months ended March 31	2010	2009

Accounts receivable	2,627	(25,460)
Prepaid expenses and deposits	222	(16)
Long term portion of prepaid expenses and deposits	204	145
Accounts payable and accrued liabilities	(12,895)	53,631
Change in non-cash working capital	(9,842)	28,300

The change in non-cash working capital has been allocated to the following activities:

Three months ended March 31	2010	2009

Operating	(5,466)	6,631
Financing	--	(832)
Investing	(4,376)	22,501
	(9,842)	28,300

b)  Other cash flow information

Three months ended March 31	2010	2009

Interest paid	246	789

11.   Risk management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate, commodity price risk and liquidity risk, the Company developed a risk management policy. Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options. The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

Canadian Superior Energy Inc.	Q1 2010 FS	Page 10

11.   Risk management (continued)

(a)   Credit risk

The Company’s accounts receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal credit risks. As at March 31, 2010, the maximum credit risk exposure is the carrying amount of cash and cash equivalents of $22.4 million (December 31, 2009 – $3.3 million), restricted cash of $21.6 million (December 31, 2009 – $22.3 million) and accounts receivable and accruals of $11.5 million (December 31, 2009 – $14.2 million). As at March 31, 2010, the Company’s receivables consisted of $0.2 million  (December 31, 2009 - nil) of Tunisia  joint interest receivables, $5.1 million  (December 31, 2009 - $6.7 million) of Western Canada joint interest billings, $2.1 million (December 31, 2009 - $2.5 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago and $4.1 million (December 31, 2009 - $5.0 million) of revenue accruals and other receivables. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment. The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $0.4 million (December 31, 2009 - $0.4 million).

(b)    Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. At March 31, 2010, the Company has US$0.6 million in cash and cash equivalents (December 31, 2009 – US$0.6 million), US$21.0 million in restricted cash (December 31, 2009 – US$20.9 million), US$2.0 million (December 31, 2009 – US$2.4 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$0.9 million (December 31, 2009 – US$1.0 million) of Block 5(c) payables, US$1.3 million (December 31, 2009 – US$0.5 million) of LNG Project payables and US$14.8 million (December 31, 2009 – US$14.6 million) of convertible preferred shares. These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Tunisia. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

(c)    Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at March 31, 2010.

(d)   Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for risk mitigation purposes and are not used for trading or other speculative purposes. The Company has the following natural gas price risk contract:

Term	Contract	Volume (GJs/d)	Fixed price	March 31, 2010 Fair Value
January 1, 2010 – December 31, 2010	Swap	5,500	$5.50	$2,637

(e)      Liquidity risk

Canadian Superior’s 2010 exploration and development program will be financed through a combination of cash, cash flow from operations, Credit Facility utilization and possible future equity financings, farm outs and joint ventures.

Canadian Superior Energy Inc.	Q1 2010 FS	Page 11

12.   Contingencies and commitments

a)     Block 5(c) Trinidad and Tobago

The Company is committed to participate as a 25% working interest partner in the future exploration and development of the Block 5(c) project operated by BG. At March 31, 2010, BG held in escrow for Canadian Superior US$20 million whereby the Company must maintain the lesser of US$20 million or 25% of the estimated capital expenditure requirements in respect of Block 5(c) through to the end of the second phase of the exploration period. Any draws made against the US$20.0 million are required to be replenished by the Company within 30 days of the draw date. The Company’s future obligations for the exploration and development of Block 5(c) are largely dependent on BG’s decisions as operator and the Government of Trinidad and Tobago.

b)    MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result was committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with The Petroleum Company of Trinidad And Tobago Limited (“Petrotrin”). The first well had to be drilled to a depth of at least 3,000 meters by January 2010 and the second to a depth of at least 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be approximately US$15.0 million per well. The estimated cost of the 3D seismic program is approximately US$30.0 million. The Company has agreed to provide a performance security to Petrotrin of US$12.0 million to meet the minimum work program.

The Company has not conducted the 3D seismic or drilled any exploration wells as it believes that the MG Block is not economically viable and that there are significant ecological issues in conducting operations. The Company met with Petrotrin and the Government of Trinidad and Tobago to express its concerns and requested that the work obligations be transferred without penalty to a more prospective area. This request has been denied. The Government has suggested a partnering by Canadian Superior with a seismic program earmarked by Petrotrin for its land acreage. The partnering would guarantee the Company has access to the seismic data and an opportunity to participate in other proposed exploration activities set out by Petrotrin. The Government is prepared to discuss their proposal so as to reach a mutually satisfactory resolution to this matter.  While the Company believes the proposal is reasonable, it is possible that a mutually agreeable solution may not be reached and the Company may be required to pay some portion of the performance security amount in order to relinquish the MG Block.

c)     Libya/Tunisia

On August 27, 2008, Canadian Superior entered into the 7th of November Block Exploration and Production Sharing Agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil"). The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company has been named operator. Under the EPSA, the minimum work program for the first phase (four years) of the seven year exploration period includes three exploration wells and 300 square miles of 3D seismic. The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well and up to US$4.0 million for 3D seismic not completed. The Company has provided a corporate security to a maximum of US$49.0 million to secure its minimum work program obligations. Under the EPSA, the Company has also agreed to drill one appraisal well on the Zarat discovery extension within the EPSA contract area. The appraisal well obligation is secured by a fully insured bank guarantee for US$15.0 million to Joint Oil payable if a rig is not moved on location by August 26, 2010. This guarantee will be reduced upon the Company meeting specified milestones with respect to the appraisal well.

On April 30, 2010, the Company announced it had signed an Assignment and Transfer Agreement with BG Tunisia Limited and ENSCO Offshore International Company related to the ENSCO 105 drilling rig for drilling the Zarat North appraisal well on the 7th of November Block, offshore Tunisia/Libya sometime in the fourth quarter of 2010.

With the rig assignment in place for the fourth quarter of 2010, the Company is currently in discussions with Joint Oil to extend the deadline date for the drilling and testing of the Zarat well specified in the bank guarantee. While there can be no assurance that Joint Oil will agree to the extension, the Company believes with the commitment to drill the Zarat well, Joint Oil should be agreeable to an extension.

Canadian Superior Energy Inc.	Q1 2010 FS	Page 12

12.   Contingencies and commitments (continued)

In July 2008, the Company entered into a Participation Agreement to use reasonable efforts to transfer a 50% interest to a third party upon execution of the EPSA. The interest is to be held in trust until the third party is recognized as a party to the EPSA. The third party is obligated to pay its share of the project costs incurred after July 5, 2009, but is not obligated under the corporate and bank guarantees.

At the time it entered into the EPSA, the Company also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in Canadian Superior's "Mariner" Block, offshore Nova Scotia, Canada. If at the end of August 2011, no royalty well has been spud on the Mariner Block, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million.

        d)    Litigation and claims

In December 2009, a class action lawsuit commenced in the United States District Court of the Southern District of New York against certain former executive officers of the Company for allegedly violating the United States Securities and Exchange Act of 1934 by failing to disclose information concerning its prospects in Trinidad and Tobago. The Company has not been named as a defendant in the case. The class action lawsuit purports to be brought on behalf of purchasers of common shares from January 14, 2008 to February 17, 2009. The defendants may seek indemnification from the Company for the expenses and costs of the lawsuit and in respect of any damages that may be awarded to the plaintiffs. In such event, the Company will assess the indemnification obligations, if any, in respect of the amounts claimed. The Company carries director and officer liability insurance which may limit the indemnification obligations, if any, of the Company.

In addition, the Company may be involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position or its results of operations. The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

13.   Subsequent events

On April 29, 2010, the Company announced that the shareholders will be asked to consider at the June 3, 2010 Annual General Meeting, a proposal to consolidate the issued and outstanding common shares on a five for one basis, or a lesser consolidation ratio as the board may determine and to pass a resolution to change the name of the Company from Canadian Superior Energy Inc. to Sonde Resources Corp.

On May 4, 2010, the Company announced that the Chief Operating Officer had left the Company.

Canadian Superior Energy Inc.	Q1 2010 FS	Page 13

Document 2

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") has been prepared by management as of May 12, 2010 and reviewed and approved by the Board of Directors (the “Board”) of Canadian Superior Energy Inc. ("Canadian Superior" or the "Company").  This MD&A is a review of the operational results of the Company with disclosure of oil and gas activities in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and a review of financial results of the Company based on Canadian Generally Accepted Accounting Principles ("GAAP").  The reporting currency is the Canadian dollar.  This MD&A should be read in conjunction with the unaudited consolidated interim financial statements and accompanying notes for the three months ended March 31, 2010 and the audited consolidated financial statements and MD&A for the year ended December 31, 2009.

Non-GAAP Measures – This MD&A contains the term cash flow from (used for) operations, cash flow per share and operating netback, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from (used for) operations, cash flow per share and operating netback are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt.  Cash flow from (used for) operations and operating netback should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance.  In the operating netback and cash flow from (used for) operations section of this MD&A, reconciliation has been prepared of cash flow from (used for) operations and operating netback to cash from operating activities, the most comparable measure calculated in accordance with GAAP.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent wellhead value for the individual products.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

Forward-Looking Statements – Certain information regarding the Company presented in this document, including management's assessment of the Company's future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risk associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risk, competition from other producers and ability to access capital from internal and external resources, and as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Statements contained in this document relating to estimates, results, events and expectations are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended and Section 21E of the United States Securities Exchange Act of 1934, as amended.  These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, estimates, projections, resource potential and/or reserves, interpretations, prognoses, schedules or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company’s’ annual reports on Form 40-F or Form 20-F on file with the U.S. Securities and Exchange Commission.

Business Overview and Strategy

Canadian Superior is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas with operations in Western Canada, offshore the Republic of Trinidad and Tobago and North Africa. The Company is also engaged in a proposed development of a liquefied natural gas project in U.S. federal waters offshore New Jersey (the “LNG Project”).

Canadian Superior derives all of its production and cash flow from its operations in Western Canada. The Company’s Western Canadian oil and gas assets are primarily high working interest properties that are geographically concentrated in three areas with multi-zone opportunities, the most significant being Drumheller, Alberta, which accounts for approximately 65% of the Company’s production.

The Company is focused on the maximization of long-term sustainable value to its shareholders by:

•	Hiring a Chief Executive Officer with the skills and strategic vision to extract value from the Company’s assets while pursuing new areas of growth;
•	Developing the Western Canadian asset base to increase daily average production along with replacement of producing reserves on an economic and cost effective basis;
•	Increasing the value of the Company’s interests in Trinidad and Tobago through a vigilant and realistic development plan in Block 5(c) with the Company’s partner BG International Limited (“BG”);
•	Drilling of an appraisal well on the “7th of November Block” in Tunisia and Libya leading to possible development and additional exploration;
•	Seeking synergistic growth opportunities in existing and new areas; and
•	Re-imaging the Company and continue building an ethical and transparent business culture.

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 1

The success of the Canadian Superior’s ongoing operations are dependent upon several factors, including but not limited to, the price of energy commodity products, the Company’s ability to manage price volatility, increasing production and related cash flows, controlling costs, capital spending allocations, the ability to attract equity investment, hiring and retaining qualified personnel and managing political and government risk.

Operating netback and cash flow from (used for) operations
	($ thousands)			($ per boe)
Three months ended March 31	2010	2009	% change	2010	2009	% change
Revenue
Petroleum and natural gas sales	10,174	9,980	2	40.68	32.94	23
Realized gain on financial instruments	210	--	n/a	0.84	--	n/a
Transportation	(277)	(188)	47	(1.11)	(0.62)	79
Royalties	(1,506)	(1,479)	2	(6.02)	(4.88)	23
	8,601	8,313	3	34.39	27.44	25
Operating expenses	(2,876)	(3,451)	(17)	(11.50)	(11.39)	1
Operating netback(1)	5,725	4,862	18	22.89	16.05	43
General and administrative	(2,573)	(2,919)	(12)	(10.29)	(9.63)	7
Foreign exchange gain (loss)	(19)	364	(105)	(0.08)	1.20	(107)
Interest and other income	39	125	(69)	0.16	0.41	(61)
Interest	(246)	(789)	(69)	(0.98)	(2.60)	(62)
Bad debt	(30)	(57)	(47)	(0.12)	(0.19)	(37)
Asset retirement expenditures	--	(257)	n/a	--	(0.85)	n/a
Restructuring costs	--	(2,740)	n/a	--	(9.04)	n/a
Cash flow from (used for) operations(1)	2,896	(1,411)	305	11.58	(4.65)	349
Changes in non-cash working capital	(5,466)	6,631	(182)	(21.86)	21.88	(200)
Cash from by operating activities	(2,570)	5,220	(149)	(10.28)	17.23	(160)
(1) Non-GAAP measure

For the three months ended March 31, 2010, cash flow from operations was $2.9 million compared to cash flow used for operations of ($1.4) million for the same period in 2009. In 2010, the Company realized a higher operating netback due to increased commodity prices and lower operating expenses which partially offset the impact of decreased production. In addition, the Company incurred lower interest, general and administrative (“G&A”) and restructuring costs compared to 2009.

Production
	Three months ended March 31
	2010	2009

Natural gas (mcf/d)	13,104	17,016
Crude oil and natural gas liquids (bbls/d)	595	531
Total production (boe/d) (6:1)	2,779	3,367

First quarter production in 2010 averaged 2,779 boe per day. The decrease compared to 2009 is mainly due to normal declines in natural gas production without replacing production due to the reduced 2009 drilling program. The decline in natural gas production is partially offset by an increase in crude oil and natural gas liquids as a result of new oil wells brought on stream during the first quarter of 2010.

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 2

Petroleum and natural gas sales, net of transportation

	Three months ended March 31
($ thousands, except where otherwise noted)	2010	2009

Petroleum and natural gas sales, net of transportation
Natural gas	6,168	7,573
Realized gain on financial instruments	210	--
	6,378	7,573
Crude oil and natural gas liquids	3,729	2,219
Total	10,107	9,792
Average sales price
Natural gas ($/mcf)	5.41	4.94
Crude oil and natural gas liquids ($/bbl)	69.64	46.44
Total ($/boe)	40.41	32.32

For the three months ended March 31, 2010, petroleum and natural gas sales, net of transportation was $10.1 million, consisting of $6.2 million in natural gas, $0.2 million in realized gains on a natural gas hedge and $3.7 million of crude oil and natural gas liquids sales. The Company realized an average sales price of $40.41 per boe during the first quarter of 2010 compared to $32.32 per boe for the same period in 2009. The increase in natural gas sales is mainly due to an increase in realized prices which was offset by natural declines in production volumes in 2010 compared to 2009. Crude oil and natural gas liquids increased primarily due to a significant increase in oil prices and production compared to the same period in 2009.

Royalties

	Three months ended March 31
($ thousands, except where otherwise noted)	2010	2009

Royalties
Crown	1,062	1,093
Freehold and overriding	444	386
Total	1,506	1,479
Royalties per boe ($)	6.02	4.88
Average royalty rate (%)	14.9	15.1

Canadian Superior pays royalties to provincial governments, freehold landowners and overriding royalty owners.  Royalties are calculated and paid based on petroleum and natural gas sales net of transportation.  Natural gas and liquids royalties for the three months ended March 31, 2010 were $1.5 million or 14.9% of total petroleum and natural gas sales compared to 15.1% in 2009.

Crown royalties on Alberta natural gas production are calculated based on the Alberta Reference Price, which may vary from the Company’s realized corporate price, which impacts the average royalty rate. In addition, various, items, including cost of service credits and other royalty credit programs, impact the average royalty rate paid.

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 3

Operating expenses

Operating expenses were $2.9 million or $11.50 per boe for the first quarter of 2010 compared to $3.5 million or $11.39 per boe in 2009. The decrease is attributable to fewer workovers, decreased chemical use due to milder weather in the first quarter of 2010, and an increase in third party processing income.

General and administrative expenses

	Three months ended March 31
($ thousands, except where otherwise noted)	2010	2009

Gross general and administrative expenses	6,332	5,584
Capitalized general and administrative expenses	(3,759)	(2,665)
Net general and administrative expenses	2,573	2,919
General and administrative expenses ($/boe)	10.29	9.63

For the three months ended March 31, 2010, G&A was $2.6 million or $10.29 per boe compared to $2.9 million or $9.63 per boe in 2009. The increase in gross G&A from 2009 is mainly due to an increase of $1.2 million in activity related to the LNG Project which is partially offset by a decrease of $0.5 million in head office G&A primarily due to decreased staff levels.

Stock based compensation

During the three months ended March 31, 2010, Canadian Superior incurred stock based compensation expenses of $0.3 million compared to $0.7 million in 2009. The decrease is due to a significantly lower number of options outstanding in the first quarter of 2010 compared to 2009.

The Company has issued 1,544,000 stock unit awards to members of the Board of Directors. A stock unit is the right to receive a cash amount equal to the fair market value of one common share of the Company. The units vest at the earlier of the last business day of the calendar year in which the third anniversary of the grant date occurs or the date the Company incurs a change of control. The units vest ratably in the event a director leaves the Board for any reason. If subsequent to the grant date, the shareholders of the Company approve an equity compensation plan under which the stock units may be paid with common shares of the Company, then the Board may determine that the units may be paid in cash or common shares. At March 31, 2010, the Company recorded a liability of $0.1 million to recognize the fair value of the vested stock units (December 31, 2009 - $0.1 million).

Depletion, depreciation and accretion

Depletion, depreciation and accretion ("DD&A") was $7.0 million or $28.10 per boe for the three months ended March 31, 2010 compared to $9.3 million or $30.76 per boe for the same period in 2009. The calculation of depletion and depreciation included an estimated $13.2 million (March 31, 2009 - $12.5 million) for future development capital associated with proven undeveloped reserves and excluded $106.2 million (March 31, 2009 - $140.8 million) related to unproved properties and projects under construction or development.  Of the costs excluded $9.0 million (March 31, 2009 - $22.7 million) relates to Western Canada, nil (March 31, 2009 - $5.5 million) to East Coast Canada, $70.6 million (March 31, 2009 - $95.8 million) to Trinidad and Tobago, $22.8 million (March 31, 2009 – $14.1 million) to the LNG Project and $3.8 million (March 31, 2009 – $2.7 million) for offshore Libya/Tunisia.

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 4

Income taxes

Canadian Superior’s current and future income taxes are dependent on factors such as production, commodity prices and tax classification of drilling costs related to exploration and development wells.

At March 31, 2010, the Company has estimated $242.6 million in tax pools and $72.5 million in non-capital losses that are available for future deduction against taxable income.

March 31
($ thousands)	2010
Canadian exploration expense	55,879
Canadian oil and gas property expense	41,409
Canadian development expense	33,130
Undepreciated capital costs	28,963
Share issue costs	7,219
Foreign exploration expense	75,230
Other	757
Total	242,587

Non-capital losses expire as follows:

($ thousands)
2010 - 2020	--
2021 - 2025	65
2026 - 2030	72,389
72,454

Capital expenditures

	Three months ended March 31
($ thousands)	2010	2009

Acquisitions	660	--
Exploration and development	4,043	17,468
Plants, facilities and pipelines	--	1,200
Land and lease	268	591
Capitalized general and administrative expenses	3,759	2,665
Exploration and development expenditures	8,730	21,924
Exploration and development divestitures	--	(9,062)
Net capital expenditures	8,730	12,862

The Company invested $8.7 million for capital expenditures during the three months ended March 31, 2010, of which the majority was spent on completions and tie-in’s of successful wells from the Company’s fourth quarter drilling program. During the first quarter of 2009, the Company sold gross overriding royalties and seismic data in Western Canada for proceeds of $9.1 million.

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 5

Business Combination

Challenger

On September 15, 2009, the Company completed the acquisition of Challenger Energy Corp. (“Challenger”) for consideration of approximately 27.7 million common shares of Canadian Superior. The acquisition of Challenger allowed the Company to sell a 45% interest in Block 5(c) to BG for sufficient proceeds to satisfy its creditor claims. It also ensured the Company retained a 25% interest in Block 5(c). The Company recorded a gain on corporate acquisition due to the fair value of the net identifiable assets and liabilities assumed by the Company exceeding the total consideration paid. The purchase price for this transaction has been allocated as follows:

Consideration
Common shares (27,728,346)	22,183

Net assets received at fair value
Cash	215
Working capital	(53,244)
Property, plant and equipment	86,950
Asset retirement obligation	(3,068)
Warrants	(147)
30,706
Gain on corporate acquisition	(8,523)
22,183

Dispositions

Block 5(c) Trinidad and Tobago

On June 30, 2009, BG gave notice to the Company of its intent to exercise a right of first refusal in respect of the agreement of purchase and sale dated June 2, 2009 between the Company and Centrica Resources Limited. On September 15, 2009, the Company completed the sale to BG of an undivided 45% of the Company’s 70% interest in Block 5(c) Trinidad for gross proceeds of US$142.5M.

Proceeds from disposition
Cash	155,377
Transaction costs	(8,733)
Net proceeds	146,644

Net assets disposed at carrying value
Property, plant and equipment	(116,530)
Asset retirement obligation	5,522
(111,008)
Gain on disposition	35,636

Western Canada - Gross overriding royalty and seismic data

During the first quarter of 2009, the Company sold gross overriding royalties and seismic data in Western Canada for proceeds of $9.1 million of which $7.5 million of the proceeds were applied as a permanent reduction to the Company’s credit facility with its former bank.

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 6

Liquidity and capital resources

	March 31	December 31
($ thousands)	2010	2009
Working capital surplus excluding revolving credit facility	45,846	14,722
Revolving credit facility	(80)	(24,067)
Working capital surplus (deficit)	45,766	(9,345)

As at March 31, 2010, Canadian Superior had a working capital surplus of $45.8 million (December 31, 2009 – deficit of $9.3 million), the Company had drawn $0.1 million (December 31, 2009 – $24.1 million) against the $40.0 million (December 31, 2009 - $40.0 million) demand revolving credit facility (the “Credit Facility) at a variable interest rate of prime plus 0.25% (December 31, 2009 – prime plus 0.75%). The Company is subject to the full annual review of the Credit Facility by May 31, 2010. The Company’s bank has indicated that renewal of the existing limit is in process.

The Company had $22.4 million in cash and cash equivalents (December 31, 2009 - $3.3 million), and has $21.6 million classified as restricted cash (December 31, 2009 – $22.3 million).

During the first quarter of 2010, the Company completed a private placement of 114,424,238 common shares at $0.52 per share for gross proceeds of $59.5 million.

On February 3, 2010, the Company restructured the terms of the Series A, 5.0% US Cumulative Redeemable Convertible Preferred Shares (the “Series A Shares”). Pursuant to the terms of the restructuring, the Series A Shares were exchanged on a share for share basis for 150,000 First Preferred Shares, Series B shares (the “Series B Shares”) pursuant to which the redemption date was extended from December 31, 2010 to December 31, 2011 and the conversion price was reduced from US$2.50 to US$0.60. The Company can force conversion of the Series B Shares at anytime in the future if its common shares close at a price of at least a 100% premium to the conversion price of US$0.60 on a major US exchange for 20 out of any 30 consecutive trading days while the common shares underlying the Series B Shares are registered. The extension will provide the Company with additional flexibility as the Company continues to advance its domestic and international capital programs and work towards improving its liquidity and capital resources.

The Company generally relies on a combination of cash flow from operations, Credit Facility availability and equity financings to fund its capital requirements and to provide liquidity for domestic and international operations.

The Company’s cash flow from operations is directly related to underlying commodity prices and production volumes. A significant decrease in commodity prices could materially impact the Company's future cash flow from operations and liquidity. In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the Credit Facility, therefore reducing the Credit Facility available for Western Canadian investment, and in some instances, require a portion of the Credit Facility to be repaid. Canadian Superior has entered into risk management contracts to mitigate its commodity price. Management continues to review various other risk mitigating options. The Company’s future liquidity is also dependent on its ability to increase reserves and production through successful drilling activity and acquisitions. Canadian Superior’s 2010 exploration and development program will be financed through a combination of cash, cash flow from operations, Credit Facility utilization, possible future equity financings, farm outs and joint ventures.

Contingencies and commitments

Block 5(c) Trinidad and Tobago

The Company is committed to participate as a 25% working interest partner in the future exploration and development of the Block 5(c) project operated by BG. At March 31, 2010, BG held in escrow for Canadian Superior US$20 million whereby the Company must maintain the lesser of US$20 million or 25% of the estimated capital expenditure requirements in respect of Block 5(c) through to the end of the second phase of the exploration period. Any draws made against the US$20.0 million are required to be replenished by the Company within 30 days of the draw date. The Company’s future obligations for the exploration and development of Block 5(c) are largely dependent on BG’s decisions as operator and the Government of Trinidad and Tobago.

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 7

MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result was committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with The Petroleum Company of Trinidad And Tobago Limited (“Petrotrin”). The first well had to be drilled to a depth of at least 3,000 meters by January 2010 and the second to a depth of at least 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be approximately US$15.0 million per well. The estimated cost of the 3D seismic program is approximately US$30.0 million. The Company has agreed to provide a performance security to Petrotrin of US$12.0 million to meet the minimum work program.

The Company has not conducted the 3D seismic or drilled any exploration wells as it believes that the MG Block is not economically viable and that there are significant ecological issues in conducting operations. The Company met with Petrotrin and the Government of Trinidad and Tobago to express its concerns and requested that the work obligations be transferred without penalty to a more prospective area. This request has been denied. The Government has suggested a partnering by Canadian Superior with a seismic program earmarked by Petrotrin for its land acreage. The partnering would guarantee the Company has access to the seismic data and an opportunity to participate in other proposed exploration activities set out by Petrotrin. The Government is prepared to discuss their proposal so as to reach a mutually satisfactory resolution to this matter.  While the Company believes the proposal is reasonable, it is possible that a mutually agreeable solution may not be reached and the Company may be required to pay some portion of the performance security amount in order to relinquish the MG Block.

Libya/Tunisia

On August 27, 2008, Canadian Superior entered into the 7th of November Block Exploration and Production Sharing Agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil"). The EPSA contract area straddles the offshore border between Tunisia and Libya. Under terms of the EPSA, the Company has been named operator. Under the EPSA, the minimum work program for the first phase (four years) of the seven year exploration period includes three exploration wells and 300 square miles of 3D seismic. The EPSA provides for penalties for non-fulfillment of the minimum work program of US$15.0 million per exploration well and up to US$4.0 million for 3D seismic not completed. The Company has provided a corporate security to a maximum of US$49.0 million to secure its minimum work program obligations. Under the EPSA, the Company has also agreed to drill one appraisal well on the Zarat discovery extension within the EPSA contract area. The appraisal well obligation is secured by a fully insured bank guarantee for US$15.0 million to Joint Oil payable if a rig is not moved on location by August 26, 2010. This guarantee will be reduced upon the Company meeting specified milestones with respect to the appraisal well.

On April 30, 2010, the Company announced it had signed an Assignment and Transfer Agreement with BG Tunisia Limited and ENSCO Offshore International Company related to the ENSCO 105 drilling rig for drilling the Zarat North appraisal well on the 7th of November Block, offshore Tunisia/Libya sometime in the fourth quarter of 2010.

With the rig assignment in place for the fourth quarter of 2010, the Company is currently in discussions with Joint Oil to extend the deadline date for the drilling and testing of the Zarat well specified in the bank guarantee. While there can be no assurance that Joint Oil will agree to the extension, the Company believes with the commitment to drill the Zarat well, Joint Oil should be agreeable to an extension.

In July 2008, the Company entered into a Participation Agreement to use reasonable efforts to transfer a 50% interest to a third party upon execution of the EPSA. The interest is to be held in trust until the third party is recognized as a party to the EPSA. The third party is obligated to pay its share of the project costs incurred after July 5, 2009, but is not obligated under the corporate and bank guarantees.

At the time it entered into the EPSA, the Company also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in Canadian Superior's "Mariner" Block, offshore Nova Scotia, Canada. If at the end of August 2011, no royalty well has been spud on the Mariner Block, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million.

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 8

Litigation and claims

In December 2009, a class action lawsuit commenced in the United States District Court of the Southern District of New York against certain former executive officers of the Company for allegedly violating the United States Securities and Exchange Act of 1934 by failing to disclose information concerning its prospects in Trinidad and Tobago. The Company has not been named as a defendant in the case. The class action lawsuit purports to be brought on behalf of purchasers of common shares from January 14, 2008 to February 17, 2009. The defendants may seek indemnification from the Company for the expenses and costs of the lawsuit and in respect of any damages that may be awarded to the plaintiffs. In such event, the Company will assess the indemnification obligations, if any, in respect of the amounts claimed. The Company carries director and officer liability insurance which may limit the indemnification obligations, if any, of the Company.

In addition, the Company may be involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position or its results of operations. The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

Subsequent Events

On April 29, 2010, the Company announced that the shareholders will be asked to consider at the June 3, 2010 Annual General Meeting, a proposal to consolidate the issued and outstanding common shares on a five for one basis, or a lesser consolidation ratio as the board may determine and to pass a resolution to change the name of the Company from Canadian Superior Energy Inc. to Sonde Resources Corp.

On May 4, 2010, the Company announced that the Chief Operating Officer had left the Company.

Off-balance sheet arrangements

The Company has no off-balance sheet arrangements.

Share capital

As at May 12, 2010, the Company had 311.5 million common shares, 8.8 million stock options, 150,000 Series B Preferred Shares and 200,000 common share purchase warrants issued and outstanding.

Risk Management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate and commodity price risk, the Company developed a risk management policy. Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options. The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

Credit risk

The Company’s accounts receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under substantially normal industry sale and payment terms and are subject to normal credit risks. As at March 31, 2010, the maximum credit risk exposure is the carrying amount of cash and cash equivalents of $22.4 million (December 31, 2009 – $3.3 million), restricted cash of $21.6 million (December 31, 2009 – $22.3 million) and accounts receivable and accruals of $11.5 million (December 31, 2009 – $14.2 million). As at March 31, 2010, the Company’s receivables consisted of $0.2 million  (December 31, 2009 - nil) of Tunisia  joint interest receivables, $5.1 million  (December 31, 2009 - $6.7 million) of Western Canada joint interest billings, $2.1 million (December 31, 2009 - $2.5 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago and $4.1 million (December 31, 2009 - $5.0 million) of revenue accruals and other receivables. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment. The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $0.4 million (December 31, 2009 - $0.4 million).

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 9

Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices. At March 31, 2010, the Company has US$0.6 million in cash and cash equivalents (December 31, 2009 – US$0.6 million), US$21.0 million in restricted cash (December 31, 2009 – US$20.9 million), US$2.0 million (December 31, 2009 – US$2.4 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$0.9 million (December 31, 2009 – US$1.0 million) of Block 5(c) payables, US$1.3 million (December 31, 2009 – US$0.5 million) of LNG project payables and US$14.8 million (December 31, 2009 – US$14.6 million) of convertible preferred shares. These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Tunisia. At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

Interest rate risk

The Company is exposed to interest rate risk as the Credit Facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at March 31, 2010.

Commodity price risk

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility. These financial instruments are entered into solely for risk mitigation purposes and are not used for trading or other speculative purposes. The Company has the following natural gas price risk contract:

Term	Contract	Volume (GJs/d)	Fixed price	March 31, 2010 Fair Value
January 1, 2010 – December 31, 2010	Swap	5,500	$5.50	$2,637

Critical accounting estimates

There were no material changes to the Company’s critical accounting estimates during the quarter ended March 31, 2010. For a full discussion of critical accounting estimates, please refer to the Company’s discussion in its MD&A for the year ended December 31, 2009.

IFRS Implementation

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed the mandatory changeover date to International Financial Reporting Standards (“IFRS”) for Canadian profit-oriented publicly accountable entities (“PAE’s”). The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after January 1, 2011. For PAE’s with a December 31 year end, the first unaudited interim financial statements under IFRS will be for the quarter ending March 31, 2011, with comparative financial information for the quarter ending March 31, 2010. The first audited annual financial statements will be for the year ending December 31, 2011, with comparative financial information for the year ending December 31, 2010. This also means that all opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the January 1, 2010 opening balance sheet which will be issued as part of the comparative financial information in the March 31, 2011 unaudited interim financial statements. At this time the Company cannot reasonably estimate the impact of adopting IFRS on the Company’s consolidated financial statements.

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 10

Sensitivities

The following sensitivity analysis is provided to demonstrate the impact of changes in commodity prices on first quarter 2010 petroleum and natural gas sales and is based on the balances disclosed in this MD&A and the consolidated financial statements for the three months ended March 31, 2010:

($ thousands)	Petroleum and Natural Gas Sales (1)
Change in average sales price for natural gas by $1.00/mcf	1,179
Change in the average sales price for crude oil and natural gas liquids by $1.00/bbl	54
Change in natural gas production by 1 mmcf/d (2)	487
Change in crude oil and natural gas liquids production by 100 bbls/d (2)	627

(1)	Reflects the change in petroleum and natural gas sales for the three months ended March 31, 2010.
(2)	Reflects the change in production multiplied by the Company’s average sales prices for the three months ended March 31, 2010.

Quarterly financial summary
($ thousands except per share and production amounts)

				2009			2008
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Production
Natural gas (mcf/d)	13,104	14,428	11,794	15,094	17,016	15,726	17,268	18,626
Oil and natural gas liquids (bbl/d)	595	653	582	601	531	599	689	766
Total (boe/d)	2,779	3,058	2,548	3,117	3,367	3,220	3,567	3,871

Petroleum and natural gas sales	10,107	9,935	5,913	8,132	9,792	13,213	20,494	24,824
Net income (loss)	(2,164)	(63,903)	29,456	(9,888)	(8,986)	(18,189)	(2,117)	(1,589)
Net income (loss) per share – basic	(0.01)	(0.32)	0.17	(0.06)	(0.05)	(0.11)	(0.01)	(0.01)
Cash flow from (used for) operations(1)	2,896	3,666	(13,651)	(7,796)	(1,411)	4,654	9,330	10,723
Cash flow per share - basic(1)	0.01	0.02	(0.08)	(0.05)	(0.01)	0.03	0.06	0.07
(1) Non-GAAP measures

Significant factors and trends that have impacted the Company’s results during the above periods include:

•	Revenue is directly impacted by the Company’s ability to replace existing declining production and add incremental production through its on-going capital expenditure program.
•
Fluctuations in the Company’s revenue and net income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact of royalties.

•	In Q2 2008 the Company acquired Seeker Petroleum Inc. with approximately 1,000 boe per day of production at closing.
•	From March 2009 to September 2009 the Company was under CCAA protection which negatively affected the Company’s net income (loss).
•	In Q3 2009 the Company acquired Challenger and recorded a bargain purchase gain of $8.5 million and disposed of an undivided 45% interest in Block 5 (c) to BG for a gain of $35.6 million.
•	In Q4 the Company recorded a write-down of $57.5 million related to its Canadian petroleum and natural gas properties.

Please refer to the other sections of this MD&A for the detailed discussions on changes for the first quarter ending March 31, 2010, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 11

Disclosure controls and procedures and internal control over financial reporting

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management as appropriate to allow timely decisions regarding public disclosure.

The Company is required to disclose any change in the Company's internal controls over financial reporting that occurred during the period beginning on January 1, 2010 and ending on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting. Management concluded during the interim period ended March 31, 2010, no material changes in the Company’s internal controls and procedures have occurred during the Company’s most recent interim period, which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Additional Information

Additional information relating to Canadian Superior is filed on SEDAR and can be viewed at www.sedar.com.  Information can also be obtained by contacting the Company at Canadian Superior Energy Corp., Suite 3200, 500 – 4th Avenue S.W., Calgary, Alberta, Canada T2P 2V6 and on the Company’s website at www.cansup.com.

Canadian Superior Energy Inc.	Q1 2010 MD&A	Page 12

Document 3

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Marvin M. Chronister, the Chairman of the Board of Directors of Canadian Superior Energy Inc., in the capacity of Chief Executive Officer, certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Canadian Superior Energy Inc. (the “issuer”) for the interim period ended March 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control over Financial Reporting - Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2010 and ended on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 13, 2010

Signed “Marvin M. Chronister”
Marvin M. Chronister
Chairman of the Board, in the capacity as Chief Executive Officer
Canadian Superior Energy Inc.

Document 4

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Robb D. Thompson, the Chief Financial Officer of Canadian Superior Energy Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Canadian Superior Energy Inc. (the “issuer”) for the interim period ended March 31, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework:  The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is the Internal Control over Financial Reporting - Guidance for Smaller Public Companies published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2010 and ended on March 31, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 13, 2010

Signed “Robb D. Thompson”
Robb D. Thompson
Chief Financial Officer
Canadian Superior Energy Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SUPERIOR ENERGY INC.
(Registrant)
Date:	May 13, 2010	By:	/s/ Robb Thompson
Name: Robb Thompson Title: Chief Financial Officer